UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

STURM, RUGER & COMPANY, INC.

(Name of Subject Company (Issuer))

________________________

BERETTA HOLDING S.A.

(Names of Filing Persons (Offerors))

____________________________________

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

_________________________

864159108

(CUSIP Number of Class of Securities)

________________________

Robert Eckert
Beretta Holding S.A.

9 rue Sainte Zithe
Luxembourg, N4, L-2763

352 27 72 13 302

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Andrew M. Freedman, Esq.

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

and

Christopher Sheaffer, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

(212) 521-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 11.

This Tender Offer Statement on Schedule TO is filed by Beretta Holding S.A., a Luxembourg corporation (“Beretta Holding”). This Schedule TO relates to the offer by Beretta Holding to purchase up to 2,400,184 outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Sturm, Ruger & Company, Inc., a Delaware corporation (the “Company”), at $44.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments and supplements thereto, collectively constitute the “Tender Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated September 17, 2026.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of summary advertisement, dated September 17, 2026.
(a)(5)(i)*	Letter to Ruger Board, dated March 25, 2026. (incorporated by reference to Exhibit (a)(5)(A) of the SC TO-C filed by Beretta Holding on March 25, 2026)
(a)(5)(ii)*	Press release issued by Beretta Holding, dated March 25, 2026. (incorporated by reference to Exhibit (a)(5)(B) of the SC TO-C filed by Beretta Holding on March 25, 2026)
(a)(5)(iii)	Joint press release issued by Beretta Holding and the Company, dated May 4, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on May 4, 2026).
(a)(5)(iv)	Press release issued by Beretta Holding, dated September 17, 2026.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement by and among Beretta Holding and the Company, dated May 2, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 4, 2026).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

*       Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2026

BERETTA HOLDING S.A.

By:	/s/ Robert Eckert
Name:	Robert Eckert
Title:	General Manager